UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                         to
Commission file number 0-15392
REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
(Full title of the Plan)
Regent Communications, Inc.
2000 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

(Name of Issuer of the securities held pursuant
to the Plan and address of its principal executive office)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
INDEX

Page
Number
Required Information:

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	5

Notes to Financial Statements	6

Additional Information:*

Form 5500, Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	12

Form 5500, Schedule H, Line 4(j) — Schedule of Reportable Transactions for the year ended December 31, 2005	13

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm
EX-23.1

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Regent Communications, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financials statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in the net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United State of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ JOSEPH DECOSIMO AND COMPANY LLC
Cincinnati, Ohio
June 22, 2006

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2005 and 2004

	December 31,
	2005	2004
ASSETS:

Investments (See Note 3)	$8,029,036	$6,594,530

Receivables:
Participant contributions	—	38,559
Employer contributions	110,017	115,023

Total receivables	110,017	153,582

Net assets available for benefits	$8,139,053	$6,748,112

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2005

For the Year Ended
December 31,
2005
Additions:

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (See Note 3)	($67,275)
Dividends and interest	273,037

205,762

Less investment expenses	16,679

Total investment income	189,083

Contributions:
Participant contributions	1,350,001
Employer contributions, net of forfeitures	473,834

Total contributions	1,823,835

Total additions	2,012,918

Deductions:

Benefits paid to participants	621,977

Net increase	1,390,941

Net assets available for benefits:
Beginning of year	6,748,112

End of year	$8,139,053

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
a.	General- The Plan is a defined contribution plan covering all employees of Regent Communications, Inc. (the “Company”) and its affiliates, who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 1, 2005, the Company restated the Plan by adopting The Corporate Plan for Retirement (Profit Sharing/401(K) Plan), a Fidelity Prototype Plan, which is a non-standardized plan for use with the Basic Plan Document No. 2 sponsored by Fidelity Management and Research Corporation. As a result of this adoption, Fidelity Management Trust Company became the trustee of the Plan.

b.	Contributions- Eligible participants may elect to have a percentage of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first six percent of compensation that a participant contributes to the Plan. The Company matching contribution is invested directly in Regent Communications, Inc. common stock. The Company may, at its discretion, make additional contributions to the Plan.

c.	Participant Accounts- Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their contribution percentage on a monthly basis.

d.	Vesting- Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in a percentage of Company contributions plus actual earnings thereon as follows:

Years of Credit Vesting Service	Vesting Percentage
Less than two years	0%
Two but less than three years	33%
Three but less than four years	66%
Four or more years	100%

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
e.	Participant Loans- Participants who are actively employed may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants shall pay all loan fees and interest. All loans must be adequately secured, and participants shall use up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at prevailing rates charged by banks for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $183,919 and $96,455 at December 31, 2005 and 2004, respectively.

f.	Payment of Benefits- Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and less than $1,000 will be automatically distributed to the participant. Participants whose accounts are vested and have a balance greater than $1,000 but less than $5,000 must elect in writing whether to receive the distribution directly or have it paid directly to a qualified retirement plan of their choice. If no written election is made, the Plan Administrator will distribute the funds in a direct rollover to a retirement plan of its choice. Participant accounts in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

g.	Forfeitures- Forfeited amounts related to employees who were not fully vested at the time of termination may be used to reduce employer contributions to the Plan, may be allocated among eligible participants or may be used to pay administrative expenses of the Plan. During 2005, employer contributions were reduced by $28,724 from forfeited non-vested accounts.

h.	Plan Administration and Expenses- Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s trustee is Fidelity Management Trust Company.
2. SUMMARY OF ACCOUNTING POLICIES
a.	Basis of Accounting- The Plan’s financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
c.	Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized appreciation (depreciation) on those investments held at year end.

The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

d.	Payment of Benefits- Benefits are recorded when paid.

e.	Contributions- Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
3. INVESTMENTS
During November 2005, FTJ FundChoice, LLC, former third-party administrator of the Plan, as instructed by the Plan Administrator, liquidated all of the investments of the Plan (except for the Employer’s common stock) and transferred the assets to Fidelity Management Trust Company who invested the assets in various mutual funds as directed by plan participants. The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
American Funds EuroPacific Growth Fund; 0 shares and 9,125 shares, respectively	$—	$325,125
American Funds Fundamental Investors Fund; 0 shares and 12,655 shares, respectively	—	408,108
AIM Dynamics Fund; 0 shares and 27,310 shares, respectively	—	450,613
AIM Total Return Fund; 0 shares and 12,746 shares, respectively	—	312,283
Legg Mason Value Prime Fund; 0 shares and 4,614 shares, respectively	—	300,952
Marsico Growth Fund; 0 shares and 34,119 shares, respectively	—	602,542
Oppenheimer Global Fund; 0 shares and 8,882 shares, respectively	—	539,744
Oppenheimer U.S. Government Fund; 0 shares and 59,040 shares, respectively	—	574,455
Vanguard 500 Index Fund; 0 shares and 8,629 shares, respectively	—	963,342
Vanguard Capital Opportunities Fund; 0 shares and 13,618 shares, respectively	—	419,015
Fidelity Capital Appreciation Fund; 47,765 shares and 0 shares, respectively	1,198,910	—
Fidelity Contrafund; 11,512 shares and 0 shares, respectively	745,516	—
Fidelity Freedom 2020 Fund; 37,053 shares and 0 shares, respectively	545,052	—
Fidelity International Discovery Fund; 35,863 shares and 0 shares, respectively	1,135,437	—
Fidelity Large Cap Value Fund; 38,342 shares and 0 shares, respectively	503,426	—
Fidelity U.S. Bond Index Fund; 64,912 shares and 0 shares, respectively	707,545	—
Legg Mason Value Trust Financial Intermediary; 5,181 shares and 0 shares, respectively	385,828	—
Spartan U.S. Equity Index Fund; 23,747 shares and 0 shares, respectively	1,048,652	—
Regent Communications, Inc. common stock; 286,355 shares and 209,431 shares, respectively*	1,328,688	1,109,982

*	Nonparticipant-directed

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $67,275 as follows:

Mutual Funds	$127,195
Common Stock	(194,470)

$(67,275)

4. NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the change in nonparticipant-directed investments is as follows:

Year Ended
December 31, 2005
Changes in Investments:
Employer contributions	$502,558
Change in employer receivable	5,006
Net depreciation	(194,470)
Forfeitures	(28,724)
Benefits paid to participants	(65,664)

Net Change in Investments	218,706
Investments, Beginning of Year	1,109,982

Investments, End of Year	$1,328,688

5. PLAN TERMINATION
Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
6. TAX STATUS
The Plan obtained a determination letter dated May 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. On February 3, 2006, the Company requested a new tax determination letter from the Internal Revenue Service for the restated Plan. The letter is still pending. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2005. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
7. RELATED-PARTY TRANSACTIONS
Certain investments of the Plan are shares of mutual funds managed by Fidelity Management Trust Company, trustee of the Plan. These transactions qualify as party-in-interest transactions. The Plan was charged for fees related to the management of these investments.
8. PLAN AMENDMENTS
During the 2005 Plan year, the following amendments became effective as a result of the Plan restatement:
•	Participants who are fully vested may transfer the vested portion of their matching contributions from Regent Communications, Inc. common stock to other investment options offered by the Plan.

•	Participants may change their contribution percentages on a monthly basis instead of a quarterly basis.

•	The Plan trustee was changed to Fidelity Management Trust Company.
There were no plan amendments during the 2004 Plan year.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	NUMBER			MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST		VALUE
American Beacon Large Cap Value Fund- Plan Ahead Class	207	*	*	$4,119
Fidelity Capital Appreciation Fund	47,765	*	*	1,198,910
Fidelity Contrafund	11,512	*	*	745,516
Fidelity Freedom 2015 Fund	12	*	*	137
Fidelity Freedom 2020 Fund	37,053	*	*	545,052
Fidelity Freedom 2030 Fund	35	*	*	526
Fidelity Freedom 2035 Fund	8	*	*	97
Fidelity Freedom 2040 Fund	96	*	*	846
Fidelity International Discovery Fund	35,863	*	*	1,135,437
Fidelity Large Cap Value Fund	38,342	*	*	503,426
Fidelity Retirement Money Market Portfolio	234,205	*	*	234,205
Fidelity U.S. Bond Index Fund	64,912	*	*	707,545
Legg Mason Value Trust Financial Intermediary	5,181	*	*	385,828
Neuberger Berman International- Trust Class	124	*	*	2,948
PIMCO Total Return Fund- Admin. Class	3	*	*	35
RS Partners	95	*	*	3,150
Spartan U.S. Equity Index Fund	23,747	*	*	1,048,652
Regent Communications, Inc. common stock*	286,355	1,450,915		1,328,688
Participant Loans (interest rates range from 6.00% to 9.00%)	—	*	*	183,919

Grand Total				8,029,036

*	Nonparticipant-directed investment

**	This information is not required for participant-directed accounts.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)

Regent Communications, Inc.	common stock	$507,564	$—	$507,564	$507,564	$—
The above totals reflect the net activity of 4 purchase transactions.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
Date: June 22, 2006	/s/ GINGER A. SCHERBARTH
Ginger A. Scherbarth
Director of Human Resources Regent Communications, Inc.